

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
171 Hillpointe Drive, Suite 301
Canonsburg, Pennsylvania 15317

> **Re: Rice Energy Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 3, 2013**
> **CIK No. 1588238**

Dear Mr. Rice:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Presentation of Financial and Operating Data, page ii

2. We note you have presented consolidated financial statements for Countrywide Energy Services as of and for the period ended December 31, 2011 and as of and for the year ended December 31, 2012 starting on page F-59 pursuant to Rule 3-09 of Regulation S-X. Please tell us why you have not also provided financial statements and related notes for your equity method investment in the Marcellus joint venture pursuant to Rule 3-09, rather than limiting your presentation to only condensed financial information per page F-20. If your reason was based on the conclusion that your investment in the Marcellus joint venture did not meet the 20% significance tests for either 2011 or 2012, please provide the test analysis supporting your conclusion.

Prospectus Summary, page 1

Our Company, page 1

3. Revise the table on page 3 to provide a cross-reference to the disclosure on page 97 regarding "Gross Identified Drilling Locations."

Business Strategies, page 4

4. You disclose on pages 4 and 91 that "[you] believe [y]our ability to transition from exploration drilling to development drilling in the Marcellus Shale was accomplished with less capital invested than [y]our peers" and that you are "a low cost per Mcf leader in the Marcellus Shale." Please provide copies of internal or third-party reports or studies that support this statement. Please mark your furnished support or provide page references in your response to the sections you rely upon for this statement.

Competitive Strengths, page 5

5. You state on page 6 that your management team possesses extensive oil and natural gas acquisition, exploration and development expertise in shale plays. Please revise to provide a cross-reference to your disclosure regarding the business experience of your management.

6. You state that your management team has a significant indirect economic interest in you through their ownership of incentive units in your principal stockholders. Please revise your disclosure in this section to describe the nature of such incentive units and to identify such principal stockholders.

<u>Emerging Growth Company Status, page 9</u>

7. We note your disclosure that you "intend to" irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act. Please revise to more clearly state your election under Section 107(b) of the JOBS Act. Please refer to Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available at: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

<u>Summary Historical Consolidated and Unaudited Pro Forma Financial Data</u>

<u>Non-GAAP Financial Measures, page 15</u>

8. Provide us, as supplemental information, a reconciliation of amounts appearing on the line item "net cash receipts (payments) on settled derivative instruments" to amounts reported in your statements of cash flows. Separately, tell us whether you paid any premiums in connection with the acquisition or modification of derivative instruments during any of the periods for which you have provided financial statements.

<u>Our development and exploration projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms…, page 21</u>

9. You state that "We expect to fund our remaining 2013 capital expenditures with cash generated by operations, borrowings under our revolving credit facility and possibly through asset sales." Please expand your disclosure here and within your discussion of 'Capital Resources and Liquidity' on page 72 to discuss your plans regarding possible asset sales.

<u>Neither we nor our joint venture partner have control…, page 24</u>

10. We note your disclosure regarding the right to cause all of the equity interests in your Marcellus joint venture to be marketed for sale for a minimum price in excess of a contractually specified minimum amount. Please disclose such amount, or tell us why you do not believe that such information is material.

<u>We are required to pay fees to our service providers based on minimum volumes regardless of actual volume throughput, page 26</u>

11. We note you have various gas transportation service agreements for 2014, 2015 and 2016, each with minimum volume delivery commitments. Expand your disclosure to discuss your current production volumes, and, given your current exploration and development plan, whether you expect future natural gas volumes will be sufficient to meet the minimum requirements under your gas transportation service agreements.

Risks Related to the Offering and our Class A common stock, page 43

Our principal stockholders will collectively hold a substantial majority…, page 46

12. You disclose in the last paragraph on page 46 that "Natural Gas Partners and investees of affiliates of Daniel J. Rice III may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue." You also disclose on page 123 that "[u]nder the Amended RDB LLC Agreement, the members have agreed that Rice Holdings, NGP Holdings and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours." Please provide a separate risk factor regarding these risks.

Use of Proceeds, page 54

13. We note your disclosure regarding your anticipated use of a portion of the proceeds from this offering for "general corporate purposes, including to fund [y]our exploration and development program." Please revise to provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, please state this, and discuss the principal reasons for the offering at this time. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 67

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

14. On pages 66-67, you highlight aspects of your financial and operating results for the six months ended June 30, 2013. Please balance your disclosure by providing similar information for the year ended December 31, 2012.

15. You disclose on page 70 that the $14.8 million increase in equity income was primarily a result of results of operations at your Marcellus joint venture and that the largest components of the increased income was "an increase of $10.5 million in operating income attributable to higher production volumes as well as unrealized gains associated with [y]our Marcellus joint venture's hedging program." Please revise to quantify the impact of each individual driver so as to enable investors to better understand your performance. Please also enhance your disclosure to explain why the Marcellus joint

venture had higher production volumes. Please see Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Capital Resources and Liquidity, page 72

16. We note your disclosure in your prospectus regarding your drilling plans for 2014. To the extent known, please enhance your disclosure to provide your capital budget for 2014. Please see Item 303(a) of Regulation S-K.

Convertible Debentures and Warrants, page 75

17. Please disclose all material terms of the "put premium" referenced in note (2) to your table of contractual obligations at page 78.

Business, page 84

Reserve Data, page 93

18. Within the table of proved reserves on page 94 you present a measure of PV-10. Please tell us what consideration you have given to disclosing, here or elsewhere in your filing, the standardized measure on a pro forma basis adjusted for your change in tax status to a C corporation.

19. Please expand the disclosure under the section "Reserves Data" to include a discussion of your proved reserves estimation methodology.   As part of your discussion, please explain how the various metrics shown on page 89 relate to your estimation of proved developed producing reserves and support the statement on page 87 that your recoveries exist over a narrow and predicable band. Also please include as part of your expanded disclosure an explanation of the methodology used in estimating your proved developed nonproducing and proved undeveloped reserves and the range of EURs per 1000' of lateral assigned.

Proved Undeveloped Reserves, page 95

20. Please expand your disclosure here or in an appropriate place elsewhere in your filing such as page 3 to indicate the total number of proved undeveloped locations to be drilled as of December 31, 2012. Also provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2012. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required.

21. Please provide us with:

- A one-line summary in spread sheet format of the gross estimated ultimate recoverable quantities in Bcf by formation and the total proposed lateral length of the completion for each proved undeveloped location as of December 31, 2012.

- The rate/time plots (in Adobe PDF format) for each of the three largest proved developed producing wells and for each of the three largest proved undeveloped locations in the Marcellus Shale. Please ensure that the decline parameters, EURs and historical production and forecast projection are presented on the rate/time plots.

- A base map denoting the location of each proved developed producing and nonproducing well and the offsetting proved undeveloped locations assigned in the Marcellus Shale as of December 31, 2012. Please annotate each well and location to denote its producing status and the proved EUR assigned to that well as of December 31, 2012. If you have assigned any proved undeveloped locations beyond one immediate offset to an existing proved developed well in the Marcellus Shale, please provide us with the evidence that established the reasonable certainty of economic producibility to the distances claimed as of December 31, 2012.

You may furnish these materials on digital media such as a flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-628
Attn: John E. Hodgin

Determination of Gross Identified Drilling Locations, page 97

22. Please expand your discussion to explain why you believe it appropriate to apply a risk factor to arrive at the total number of estimated future gross drilling locations. Include in your explanation the circumstances relating to the use of risk factors varying between 25% and 50% and why you believe it appropriate to sum risked and unrisked estimates into a single estimated number of future drilling locations.

23. Define the term "gross identified drilling location" both here and in the Glossary.

Major Customers, page 99

24. You disclose here and on page 65 that sales to Sequent and Dominion represented 88%, and 12% of your total sales, respectively for the six months ended June 30, 2013 and that sales to Sequent accounted for 100% of your total sale for the year ended December 31, 2012. You also disclose that "[a]lthough a substantial portion of production is purchased by these major customers, [you] do not believe the loss of one or both customers would have a material adverse effect on [y]our business, as other customers or markets would be accessible to [you]." Please reconcile this statement with your disclosure in the first paragraph on page 32 that "[you] rely on Sequent to market and sell a substantial majority of [y]our gas on [y]our behalf, and the loss of Sequent may have a material adverse effect on [y]our results of operations and cash flow until [you] are able to engage a new gas marketer. The contract with Sequent expires in October 2014 and may be renewed for additional time."

Executive Compensation, page 113

Narrative Description to the Summary Compensation Table for the 2012 Fiscal Year, page 114

Annual Cash Bonus, page 114

25. Please file the Rice Energy Management Bonus Plan as an exhibit. Please see Item 601(b)(10)(iii) of Regulation S-K.

Long-Term Incentive Compensation, page 115

26. Please provide us with your analysis as to why you have not deemed the REA Incentive Units to have been issued pursuant to an incentive plan or equity incentive plan as such terms are defined in Item 402(m)(5)(iii) of Regulation S-K. In your analysis, please include applicable references to FASB ASC Topic 718.

27. You disclose that "[i]n connection with this offering, it is expected that the outstanding REA 2012 Incentive Units will be replicated as incentive units in Rice Holdings and NGP

Holdings." Please clarify who will be responsible for payments made under the REA Incentive Units prior to and subsequent to the transactions contemplated in this prospectus.

28. Please revise to disclose the "certain payout events" that will cause the vesting of the REA Incentive Units. Please also disclose the distribution priority specified in the REA LLC Agreement as it relates to distributions to the holders of the REA Incentive Units.

29. Please revise to disclose any material differences between the Legacy Tier II Units and the Legacy Tier III Units.

Employment, Severance or Change in Control Agreements, page 116

30. Please revise to disclose the events that would constitute a "change in control" under your Bonus Plan or a "Fundamental Change" in the REA LLC Agreement with respect to payments to which your named executive officers would be entitled.

Principal and Selling Stockholders, page 117

31. Please identify the selling stockholder in this section.

32. Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by NGP Holdings. Please see Item 507 of Regulation S-K and Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

33. Please revise this section to indicate the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the registrant or any of its predecessors or affiliates. Please see Item 507 of Regulation S-K.

34. Please disclose the amount and percentage of your Class A Common Stock and voting power held by NGP Holdings both on the basis that the underwriters exercise the overallotment option, and on the basis that they do not exercise such option.

Organizational Structure, page 119

35. Please revise to describe the current ownership and organizational structure of Rice Drilling B, prior to the transactions contemplated in the prospectus. In your revised disclosure, please also discuss any arrangements or agreements that will be entered into in conjunction with the transition of ownership of Rice Drilling B from Rice Energy Appalachia LLC to Rice Energy Inc.

36. You disclose on page F-15 that Rice Drilling B's other subsidiaries include Rice Drilling C, Rice Drilling D, RDB Real Estate and Blue Tiger Oilfield Services. In an appropriate place in your filing, please discuss the business done and intended to be done by your material subsidiaries or tell us why you believe this is unnecessary.

Certain Relationships and Related Party Transactions, page 122

37. Please revise to describe any agreements that will be entered into in conjunction with the transition of ownership of Rice Drilling B from Rice Energy Appalachia LLC to Rice Energy Inc. Please also file any such agreement. Please see Items 404 and 601(b)(10) of Regulation S-K.

38. Please revise this section to include NGP's equity commitments as well as those related party transactions described on pages F-29 - F-30. Please also file these agreements as exhibits. Please see Items 404 and 601(b)(10) of Regulation S-K. Please also tell us whether the put right described at page F-15 will continue to be applicable after this offering.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Introduction, page F-2

39. In accordance with the terms of the Amended RDB LLC Agreement as disclosed on page 122, the Rice Owners will generally have the right to exchange their RDB Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, or, at Rice Drilling B's election, cash in an amount equal to the "cash election value" of such Class A common stock. Please clarify if your pro forma financial statements include adjustments related to this agreement. If not, please include pro forma adjustments to reflect the range of scenarios under the exchange agreement. That is, provide pro forma adjustments to reflect (1) a 100% exchange of Units, and (2) zero exchange of Units, and the related effect to non-controlling interest. Please also quantify the number of pro forma common shares outstanding for each scenario and the weighted average Class A common shares outstanding for the earnings per share calculations. If you believe no pro forma adjustments are necessary, please explain why.

Rice Drilling B LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Supplemental Information on Gas-Producing Activities (Unaudited), page F-22

Revision of Previous Estimates, page F-23

40. You disclose that your independent petroleum engineers reviewed your net gas and liquid hydrocarbon proved reserves as of December 31, 2012 and that the information presented represents estimates of proved natural gas and oil reserves. As you have not disclosed any proved oil or liquid hydrocarbon reserves, please amend your filing to remove such references.

41. Please reconcile and amend as appropriate the disclosure on page F-23 which states the information presented represents estimates of reserves prepared by company engineers and audited by Netherland, Sewell and Associates, Inc. (NSAI) with the disclosure elsewhere on pages 95 and 96 which state the reserve estimates included in the prospectus were based on evaluations independently prepared by the petroleum engineering firms of NSAI and Wright & Company.

42. The independent petroleum engineers reports, filed as Exhibits 99.1-99.4, disclose the Company requested that the reports exclude the cost of abandoning the properties. Please advise or revise the future development costs used in calculating the standardized measure of discounted future net cash flows disclosed on pages F-24 and F-26 to incorporate the costs of abandoning the properties including such costs relating to your future proved undeveloped locations. Please refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Note 12 - Incentive Units, page F-37

43. We note from your disclosure here and within the Rice Drilling B LLC interim financial statements, that no payments have been made and that you have not recognized compensation cost on the incentive units because the payment conditions, which relate to a liquidity event, are not considered probable. Please tell us if the payment conditions for the incentive units will be impacted by the transactions contemplated in this Prospectus.

Countrywide Energy Services, LLC

Financial Statements

General

44. We note you provided 2011 financial statements only for the period from May 9, 2011, which represented Rice Drilling B's purchase date of 50% membership interest in Countrywide Energy Services, to December 31, 2011, rather than for the entire fiscal year. Tell us whether the purchase of Countrywide Energy Services equity method investment was significant under Rule 3-05 of Regulation S-X such that the investee's financial statements for periods prior to acquisition would be required. If determined to be significant, you may limit your presentation of additional financial statements for Countrywide Energy Services to include only the missing 2011 period from January 1, 2011 to May 8, 2011, but not periods prior to 2011.

Exhibits

45. Please provide your analysis with respect to whether you are required to file as exhibits to your filing any of your gas transportation agreements. Please refer to Item 601(b)(10) of Regulation S-K. In that regard, we note your disclosure at page 25 regarding insufficient takeaway capacity in the Appalachian Basin.

46. Please file the following agreements, or tell us why you do not believe that you are required to file them:

- the Limited Liability Company Agreement of Rice Energy Appalachia, LLC;

- the agreement pursuant to which you reimburse Rice Partners for expenses incurred on your behalf; and

- your Marcellus Joint Venture Agreements.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Mark Wojciechowski at (202) 551-3759 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

                          Sincerely,

                          /s/H. Roger Schwall

                          H. Roger Schwall
                          Assistant Director

cc: <u>Via E-mail</u>
        Matthew R. Pacey
        Vinson & Elkins LLP